

March 9, 2011

Mr. Todd S. Nelson
Chief Executive Officer
Education Management Corporation
210 Sixth Avenue, 33rd Floor
Pittsburgh, PA 15222

      Re: **Education Management Corporation**
               Form 10-K for Fiscal Year Ended June 30, 2010
               Filed September 1, 2010
               Definitive Proxy Statement
               Filed October 6, 2010
               File No. 001-34466

Dear Mr. Nelson:

      We have reviewed your response letter dated February 18, 2011 and your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 89

Segment Reporting, page 93

1. We note the reasons provided in your response to comment eight from our letter dated February 4, 2011, that form the basis of your conclusion that all four of your operating segments satisfy all of the conditions necessary for reporting as a single segment. However, we continue to question whether the aggregation of your operating segments is

Todd S. Nelson
Education Management Corporation
March 9, 2011
Page 2

consistent with the objective and basic principles of Segment Reporting. Based only upon summarized EBITDA and EBITDA margins provided in your response, we are not able to fully assess your segment analysis. Therefore, to help us better understand your conclusion please provide us with your analysis and financial information demonstrating your compliance with ASC 280-10-50-11. For each of your four operating segments, provide us with an analysis that includes historical and projected revenues, EBITDA, EBITDA margins, and any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if EBITDA margin is decreasing for one operation and increasing for another). Please provide your analysis for all periods presented in your filing.

Note 6. Other Long-Term Assets, page 96

2. We note your response to comment nine from our letter dated February 4, 2011. Please revise in future filings to disclose the following information, required by ASC 440-10-50-4:

- the nature and term of the obligation;
- the amount of the fixed and determinable portion of the obligation as of the date of the latest balance sheet presented, in the aggregate and, if determinable, for each of the five succeeding fiscal years;
- the nature of any variable components of the obligation(s); and
- the amounts purchased under the obligation for each period for which an income statement is presented.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

Paul Fischer for

Larry Spirgel
Assistant Director

cc: Sent via facsimile to (412) 995-7322
 J. Devitt Kramer
 General Counsel